FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Other Notification dated April 7, 2006, regarding the 2005 financial year’s Annual Report, the Reports of the Audit and Compliance Committee and the Appointments and Remuneration Committee.

2	Annual Report together with the Reports of the Audit and Compliance Committee and the Appointments and Remuneration Committee, all of which refer to the 2005 financial year.

Item 1

OTHER NOTIFICACIONS

Banco Santander Central Hispano, S.A. has published today its Annual Report together with the Reports of the Audit and Compliance Committee and the Appointments and Remuneration Committee, all of them referred to the 2005 financial year. All such documents are available on Grupo Santander’s website at www.gruposantander.com.

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority`s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Boadilla del Monte (Madrid), 7th April 2006

	I N D E X	Item 2

2004 Data restated. Results
—	Group
—	Principal segments (geographical)
—	Secondary segments (by business)

2004 Data restated. Activity
—	Group
—	Principal segments (by business)

December 2004 Data restated. Balance sheet
—	Group
—	Principal segments (by business)

TOTAL GROUP. Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income (w/o dividends)	1,798.5	1,821.4	1,844.2	1,908.2	7,372.3
Dividends	44.6	197.2	103.3	44.0	389.0
Net interest income	1,843.1	2,018.6	1,947.5	1,952.2	7,761.3

Income from companies accounted for by the equity method	125.3	81.7	132.5	109.5	449.0
Net fees	1,101.6	1,174.2	1,141.7	1,165.2	4,582.8
Insurance activity	31.5	45.6	40.7	43.6	161.4
Commercial revenue	3,101.5	3,320.1	3,262.4	3,270.5	12,954.5

Gains (losses) on financial transactions	318.1	325.0	265.5	192.2	1,100.7
Gross operating income	3,419.5	3,645.2	3,527.9	3,462.7	14,055.2

Income from non-financial services	88.8	101.8	77.2	80.1	347.8
Non-financial expenses	(38.4)	(42.8)	(32.0)	(32.0)	(145.2)
Other operating income	(17.9)	(9.2)	(20.8)	(15.0)	(62.9)
Operating costs	(1,833.5)	(1,866.6)	(1,868.9)	(1,964.4)	(7,533.4)
General administrative expenses	(1,633.5)	(1,657.3)	(1,660.3)	(1,743.7)	(6,694.7)
Personnel	(1,016.7)	(1,037.6)	(1,047.9)	(1,133.7)	(4,236.0)
Other administrative expenses	(616.7)	(619.7)	(612.3)	(609.9)	(2,458.7)
Depreciation and amortisation	(200.0)	(209.3)	(208.6)	(220.8)	(838.7)
Net operating income	1,618.6	1,828.3	1,683.4	1,531.3	6,661.6

Impairment loss on assets	(365.9)	(472.4)	(496.4)	(508.8)	(1,843.4)
Net loan loss provisions	(328.1)	(436.4)	(471.1)	(337.2)	(1,572.8)
Goodwill	(2.4)	0.0	0.0	(135.8)	(138.2)
Other assets	(35.3)	(36.0)	(25.3)	(35.8)	(132.4)
Other income	(100.1)	(5.5)	48.3	(179.6)	(236.9)
Income before taxes [ordinary]	1,152.6	1,350.4	1,235.4	842.9	4,581.3

Corporate income tax	(189.1)	(230.8)	(196.1)	19.2	(596.8)
Net income from ordinary activities	963.5	1,119.6	1,039.3	862.1	3,984.5

Net income from discontinued operations	2.2	1.2	2.1	6.2	11.7
Net consolidated income [ordinary]	965.8	1,120.8	1,041.4	868.3	3,996.2

Minority interests	110.2	89.3	93.7	97.2	390.4
Attributable income to the Group [ordinary]	855.6	1,031.5	947.7	771.1	3,605.9

Net extraordinary gains and writedowns	0.0	359.0	472.2	(831.3)	0.0
Attributable income to the Group	855.6	1,390.5	1,419.9	(60.2)	3,605.9

OPERATING BUSINESS AREAS
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,995.0	2,054.1	2,095.1	2,140.2	8,284.3

Income from companies accounted for by the equity method	15.2	4.6	8.7	8.7	37.3
Net fees	1,109.3	1,177.8	1,152.1	1,155.2	4,594.5
Insurance activity	32.3	46.5	41.5	44.4	164.8
Commercial revenue	3,151.9	3,283.0	3,297.4	3,348.6	13,080.8

Gains (losses) on financial transactions	247.4	216.8	180.1	218.3	862.5
Gross operating income	3,399.3	3,499.8	3,477.4	3,566.9	13,943.3

Income from non-financial services (net) and other operating inc.	37.3	53.5	30.0	36.2	157.1
General administrative expenses	(1,565.4)	(1,578.3)	(1,591.9)	(1,659.3)	(6,394.9)
Personnel	(982.3)	(996.8)	(1,003.6)	(1,060.4)	(4,043.0)
Other administrative expenses	(583.1)	(581.6)	(588.3)	(598.9)	(2,351.8)
Depreciation and amortisation	(192.4)	(199.2)	(200.1)	(209.1)	(800.8)
Net operating income	1,678.8	1,775.7	1,715.5	1,734.7	6,904.7

Net loan-loss provisions	(330.9)	(413.7)	(426.2)	(367.4)	(1,538.2)
Other income	(57.4)	0.5	(17.4)	(209.2)	(283.5)
Income before taxes	1,290.6	1,362.5	1,271.9	1,158.1	5,083.1

Net income from ordinary activities	985.8	1,049.1	983.5	903.0	3,921.4

Net consolidated income	988.1	1,050.3	985.6	909.2	3,933.2

Attributable income to the Group	906.9	975.8	913.5	833.4	3,629.6

CONTINENTAL EUROPE
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,191.0	1,230.7	1,252.8	1,281.9	4,956.4

Income from companies accounted for by the equity method	13.8	4.1	6.8	8.1	32.8
Net fees	726.8	766.6	732.6	729.6	2,955.7
Insurance activity	16.4	25.5	22.5	22.4	86.7
Commercial revenue	1,948.0	2,027.0	2,014.7	2,042.0	8,031.7

Gains (losses) on financial transactions	62.2	137.5	82.0	122.7	404.4
Gross operating income	2,010.2	2,164.4	2,096.6	2,164.7	8,436.0

Income from non-financial services (net) and other operating inc.	51.8	60.7	46.2	47.3	206.0
General administrative expenses	(879.5)	(895.0)	(897.0)	(926.6)	(3,598.2)
Personnel	(611.5)	(619.8)	(623.7)	(646.8)	(2,501.8)
Other administrative expenses	(268.0)	(275.2)	(273.3)	(279.8)	(1,096.4)
Depreciation and amortisation	(123.1)	(125.7)	(127.6)	(137.8)	(514.2)
Net operating income	1,059.4	1,204.4	1,118.2	1,147.7	4,529.7

Net loan-loss provisions	(248.8)	(317.8)	(331.4)	(316.5)	(1,214.5)
Other income	(43.3)	(9.9)	(11.4)	(33.7)	(98.2)
Income before taxes	767.2	876.7	775.5	797.5	3,217.0

Net income from ordinary activities	549.4	618.5	560.1	543.8	2,271.7

Net consolidated income	549.4	618.5	560.1	543.8	2,271.7

Attributable income to the Group	519.2	586.2	537.9	516.3	2,159.5

SANTANDER CENTRAL HISPANO NETWORK
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	471.7	465.8	471.7	494.6	1,903.8

Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.0
Net fees	358.2	376.3	362.0	386.9	1,483.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	829.9	842.1	833.7	881.5	3,387.2

Gains (losses) on financial transactions	28.1	48.9	28.0	41.7	146.7
Gross operating income	858.0	891.0	861.7	923.2	3,533.9

Income from non-financial services (net) and other operating inc.	0.7	5.1	1.9	0.5	8.1
General administrative expenses	(370.0)	(372.5)	(370.8)	(378.7)	(1,492.0)
Personnel	(283.7)	(283.7)	(283.3)	(289.9)	(1,140.6)
Other administrative expenses	(86.3)	(88.8)	(87.4)	(88.8)	(351.4)
Depreciation and amortisation	(64.3)	(64.3)	(64.2)	(64.2)	(257.0)
Net operating income	424.4	459.2	428.6	480.7	1,793.0

Net loan-loss provisions	(112.5)	(139.9)	(135.1)	(154.9)	(542.5)
Other income	(3.6)	(2.8)	(2.1)	(2.3)	(10.8)
Income before taxes	308.3	316.5	291.4	323.5	1,239.7

Net income from ordinary activities	221.3	228.1	209.4	232.9	891.7

Net consolidated income	221.3	228.1	209.4	232.9	891.7

Attributable income to the Group	221.3	228.0	209.4	232.8	891.4

BANESTO
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	247.8	248.1	255.4	260.6	1,011.9

Income from companies accounted for by the equity method	10.1	0.1	2.5	2.4	15.1
Net fees	125.5	131.0	132.4	130.6	519.6
Insurance activity	5.4	5.4	3.7	6.2	20.7
Commercial revenue	388.8	384.6	394.0	399.8	1,567.2

Gains (losses) on financial transactions	25.7	20.2	16.8	25.4	88.2
Gross operating income	414.5	404.8	410.8	425.2	1,655.4

Income from non-financial services (net) and other operating inc.	46.0	52.9	42.6	44.9	186.4
General administrative expenses	(191.3)	(193.4)	(194.8)	(197.1)	(776.6)
Personnel	(140.8)	(142.0)	(143.1)	(144.5)	(570.4)
Other administrative expenses	(50.5)	(51.3)	(51.7)	(52.7)	(206.2)
Depreciation and amortisation	(24.4)	(25.8)	(24.7)	(31.2)	(106.2)
Net operating income	244.7	238.5	233.9	241.8	959.0

Net loan-loss provisions	(33.6)	(37.9)	(40.8)	(46.3)	(158.7)
Other income	(9.2)	19.4	(9.1)	(40.7)	(39.6)
Income before taxes	202.0	219.9	184.0	154.8	760.7

Net income from ordinary activities	131.5	149.5	124.9	96.4	502.3

Net consolidated income	131.5	149.5	124.9	96.4	502.3

Attributable income to the Group	105.4	119.1	106.0	71.4	401.9

SANTANDER CONSUMER
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	229.6	258.6	282.6	298.9	1,069.7

Income from companies accounted for by the equity method	3.7	4.1	4.3	5.6	17.7
Net fees	49.5	56.2	45.7	14.5	165.9
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	282.7	318.9	332.6	319.1	1,253.3

Gains (losses) on financial transactions	(8.3)	29.5	(0.8)	0.4	20.7
Gross operating income	274.4	348.3	331.8	319.5	1,274.0

Income from non-financial services (net) and other operating inc.	8.1	5.8	5.2	5.0	24.2
General administrative expenses	(102.1)	(111.2)	(114.4)	(121.5)	(449.1)
Personnel	(47.8)	(52.3)	(54.7)	(59.5)	(214.3)
Other administrative expenses	(54.3)	(58.8)	(59.6)	(62.0)	(234.8)
Depreciation and amortisation	(8.0)	(8.6)	(10.7)	(12.3)	(39.6)
Net operating income	172.5	234.4	212.0	190.6	809.5

Net loan-loss provisions	(79.6)	(88.4)	(69.9)	(76.7)	(314.5)
Other income	(3.7)	(8.9)	(3.7)	0.1	(16.3)
Income before taxes	89.2	137.1	138.4	114.0	478.6

Net income from ordinary activities	63.1	98.9	96.9	74.2	333.2

Net consolidated income	63.1	98.9	96.9	74.2	333.2

Attributable income to the Group	62.6	99.6	96.8	74.1	333.1

PORTUGAL
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	142.5	164.5	152.6	145.8	605.4

Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.0
Net fees	65.0	69.9	70.6	70.5	276.0
Insurance activity	4.3	4.0	3.5	4.4	16.2
Commercial revenue	211.9	238.4	226.7	220.7	897.7

Gains (losses) on financial transactions	22.5	(16.4)	16.8	7.9	30.8
Gross operating income	234.4	222.0	243.5	228.7	928.5

Income from non-financial services (net) and other operating inc.	(2.9)	(2.5)	(2.9)	(2.5)	(10.7)
General administrative expenses	(107.0)	(105.5)	(106.9)	(108.1)	(427.4)
Personnel	(69.7)	(70.7)	(71.5)	(69.3)	(281.1)
Other administrative expenses	(37.2)	(34.9)	(35.4)	(38.8)	(146.3)
Depreciation and amortisation	(13.2)	(14.0)	(15.2)	(16.9)	(59.3)
Net operating income	111.3	100.0	118.6	101.3	431.1

Net loan-loss provisions	1.3	(19.1)	(26.7)	(30.4)	(74.9)
Other income	(22.0)	(20.2)	3.4	9.6	(29.3)
Income before taxes	90.6	60.6	95.2	80.4	326.9

Net income from ordinary activities	80.3	48.3	84.8	52.5	266.0

Net consolidated income	80.3	48.3	84.8	52.5	266.0

Attributable income to the Group	76.9	46.3	81.2	50.3	254.6

LATIN AMERICA
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	803.9	823.4	842.3	858.3	3,327.8

Income from companies accounted for by the equity method	1.4	0.4	2.0	0.7	4.5
Net fees	382.5	411.2	419.4	425.6	1,638.8
Insurance activity	16.0	21.0	19.0	22.1	78.0
Commercial revenue	1,203.8	1,256.0	1,282.7	1,306.6	5,049.1

Gains (losses) on financial transactions	185.2	79.3	98.1	95.5	458.1
Gross operating income	1,389.0	1,335.3	1,380.8	1,402.1	5,507.3

Income from non-financial services (net) and other operating inc.	(14.5)	(7.2)	(16.1)	(11.1)	(49.0)
General administrative expenses	(685.8)	(683.3)	(694.9)	(732.7)	(2,796.7)
Personnel	(370.8)	(377.0)	(379.9)	(413.6)	(1,541.3)
Other administrative expenses	(315.0)	(306.3)	(315.0)	(319.1)	(1,255.4)
Depreciation and amortisation	(69.3)	(73.5)	(72.5)	(71.3)	(286.6)
Net operating income	619.4	571.3	597.3	587.0	2,375.0

Net loan-loss provisions	(82.0)	(95.9)	(94.8)	(51.0)	(323.7)
Other income	(14.0)	10.4	(6.1)	(175.5)	(185.2)
Income before taxes	523.4	485.8	496.4	360.5	1,866.1

Net income from ordinary activities	436.5	430.6	423.4	359.2	1,649.7

Net consolidated income	438.7	431.8	425.5	365.4	1,661.4

Attributable income to the Group	387.7	389.7	375.6	317.1	1,470.1

LATIN AMERICA
Income statement
Million dollars

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,004.1	991.5	1,029.1	1,105.3	4,130.0

Income from companies accounted for by the equity method	1.8	0.5	2.4	0.9	5.6
Net fees	477.7	495.6	512.5	547.9	2,033.8
Insurance activity	19.9	25.4	23.3	28.3	96.8
Commercial revenue	1,503.5	1,513.0	1,567.3	1,682.4	6,266.2

Gains (losses) on financial transactions	231.3	93.0	119.7	124.5	568.6
Gross operating income	1,734.9	1,606.0	1,687.0	1,806.9	6,834.8

Income from non-financial services (net) and other operating inc.	(18.1)	(8.5)	(19.7)	(14.4)	(60.8)
General administrative expenses	(856.6)	(822.4)	(849.0)	(942.9)	(3,470.8)
Personnel	(463.1)	(453.9)	(464.1)	(531.7)	(1,912.8)
Other administrative expenses	(393.4)	(368.5)	(384.9)	(411.2)	(1,558.1)
Depreciation and amortisation	(86.5)	(88.6)	(88.6)	(92.0)	(355.7)
Net operating income	773.6	686.6	729.7	757.6	2,947.5

Net loan-loss provisions	(102.5)	(115.7)	(115.8)	(67.7)	(401.7)
Other income	(17.5)	13.0	(7.4)	(218.0)	(229.9)
Income before taxes	653.7	583.9	606.5	471.9	2,315.9

Net income from ordinary activities	545.1	518.2	517.3	466.8	2,047.4

Net consolidated income	547.9	519.6	519.8	474.5	2,061.9

Attributable income to the Group	484.2	469.1	458.8	412.4	1,824.5

BRAZIL
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	306.3	290.8	287.2	269.3	1,153.6

Income from companies accounted for by the equity method	0.1	0.1	0.3	0.3	0.8
Net fees	118.2	115.9	132.1	134.6	500.7
Insurance activity	4.1	6.6	8.0	10.9	29.6
Commercial revenue	428.7	413.5	427.6	415.0	1,684.8

Gains (losses) on financial transactions	87.5	92.2	62.5	102.4	344.5
Gross operating income	516.2	505.7	490.1	517.4	2,029.3

Income from non-financial services (net) and other operating inc.	0.9	1.8	(1.4)	0.0	1.3
General administrative expenses	(255.9)	(250.6)	(252.9)	(298.3)	(1,057.7)
Personnel	(137.7)	(137.3)	(140.7)	(176.9)	(592.6)
Other administrative expenses	(118.1)	(113.4)	(112.2)	(121.4)	(465.1)
Depreciation and amortisation	(24.8)	(26.4)	(28.1)	(34.2)	(113.6)
Net operating income	236.4	230.4	207.7	184.8	859.3

Net loan-loss provisions	(47.5)	(34.6)	(55.9)	(54.9)	(193.1)
Other income	0.9	1.4	17.6	(34.4)	(14.5)
Income before taxes	189.7	197.2	169.4	95.5	651.8

Net income from ordinary activities	140.9	161.1	135.0	144.7	581.6

Net consolidated income	140.9	161.1	135.0	144.7	581.6

Attributable income to the Group	137.0	157.8	132.2	141.5	568.5

BRAZIL
Income statement
Million dollars

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	382.6	349.7	350.8	348.6	1,431.7

Income from companies accounted for by the equity method	0.1	0.2	0.3	0.4	1.0
Net fees	147.6	139.5	161.4	173.0	621.4
Insurance activity	5.1	8.0	9.8	13.8	36.7
Commercial revenue	535.4	497.3	522.4	535.7	2,090.9

Gains (losses) on financial transactions	109.3	111.1	76.2	131.0	427.6
Gross operating income	644.7	608.4	598.7	666.7	2,518.5

Income from non-financial services (net) and other operating inc.	1.1	2.2	(1.7)	0.1	1.6
General administrative expenses	(319.6)	(301.6)	(308.9)	(382.6)	(1,312.7)
Personnel	(172.0)	(165.2)	(171.9)	(226.3)	(735.5)
Other administrative expenses	(147.5)	(136.3)	(137.1)	(156.3)	(577.2)
Depreciation and amortisation	(31.0)	(31.9)	(34.3)	(43.8)	(140.9)
Net operating income	295.2	277.2	253.7	240.4	1,066.5

Net loan-loss provisions	(59.4)	(41.4)	(68.4)	(70.4)	(239.6)
Other income	1.2	1.7	21.5	(42.4)	(18.0)
Income before taxes	237.0	237.5	206.8	127.5	808.9

Net income from ordinary activities	176.0	194.4	164.8	186.7	721.8

Net consolidated income	176.0	194.4	164.8	186.7	721.8

Attributable income to the Group	171.1	190.4	161.5	182.6	705.6

BRAZIL
Income statement
Million brazilian real

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,108.5	1,065.8	1,044.5	971.7	4,190.6

Income from companies accounted for by the equity method	0.3	0.5	1.0	1.2	2.9
Net fees	427.6	424.7	480.5	486.2	1,818.9
Insurance activity	14.9	24.1	29.2	39.4	107.5
Commercial revenue	1,551.2	1,515.1	1,555.3	1,498.4	6,119.9

Gains (losses) on financial transactions	316.5	337.7	227.2	370.1	1,251.6
Gross operating income	1,867.8	1,852.8	1,782.5	1,868.5	7,371.5

Income from non-financial services (net) and other operating inc.	3.1	6.5	(5.1)	0.1	4.6
General administrative expenses	(925.8)	(918.3)	(919.8)	(1,078.3)	(3,842.2)
Personnel	(498.4)	(503.0)	(511.7)	(639.6)	(2,152.7)
Other administrative expenses	(427.4)	(415.4)	(408.1)	(438.6)	(1,689.5)
Depreciation and amortisation	(89.8)	(96.8)	(102.0)	(123.8)	(412.5)
Net operating income	855.3	844.2	755.6	666.5	3,121.5

Net loan-loss provisions	(172.0)	(127.1)	(203.5)	(198.6)	(701.3)
Other income	3.4	5.1	64.0	(125.2)	(52.7)
Income before taxes	686.6	722.1	616.0	342.8	2,367.5

Net income from ordinary activities	509.9	589.8	490.8	522.4	2,112.9

Net consolidated income	509.9	589.8	490.8	522.4	2,112.9

Attributable income to the Group	495.7	577.6	480.9	510.9	2,065.2

MEXICO
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	199.7	209.6	231.6	243.1	884.0

Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	93.8	113.6	105.5	106.3	419.2
Insurance activity	3.2	1.8	3.9	1.2	10.1
Commercial revenue	296.7	325.0	341.1	350.7	1,313.4

Gains (losses) on financial transactions	50.4	(49.8)	3.2	(32.1)	(28.3)
Gross operating income	347.1	275.1	344.3	318.6	1,285.1

Income from non-financial services (net) and other operating inc.	(10.6)	(10.1)	(12.5)	(12.4)	(45.6)
General administrative expenses	(166.6)	(152.1)	(163.1)	(176.9)	(658.7)
Personnel	(83.4)	(83.3)	(84.6)	(84.6)	(335.8)
Other administrative expenses	(83.2)	(68.9)	(78.5)	(92.4)	(322.9)
Depreciation and amortisation	(13.3)	(14.7)	(14.9)	(9.2)	(52.1)
Net operating income	156.6	98.2	153.9	120.0	528.7

Net loan-loss provisions	(13.3)	(10.1)	(13.0)	18.9	(17.5)
Other income	3.8	2.2	(7.7)	(9.8)	(11.6)
Income before taxes	147.0	90.3	133.1	129.1	499.5

Net income from ordinary activities	136.9	84.0	122.0	106.3	449.2

Net consolidated income	136.9	84.0	122.0	106.3	449.2

Attributable income to the Group	101.3	59.6	87.5	75.9	324.3

MEXICO
Income statement
Million dollars

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	249.4	252.5	283.1	312.1	1,097.1

Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	117.2	137.2	128.9	137.1	520.3
Insurance activity	4.0	2.1	4.8	1.7	12.6
Commercial revenue	370.6	391.8	416.8	450.9	1,630.0

Gains (losses) on financial transactions	62.9	(62.2)	3.9	(39.8)	(35.2)
Gross operating income	433.5	329.5	420.7	411.1	1,594.8

Income from non-financial services (net) and other operating inc.	(13.2)	(12.1)	(15.3)	(16.0)	(56.6)
General administrative expenses	(208.0)	(182.8)	(199.2)	(227.4)	(817.4)
Personnel	(104.1)	(100.2)	(103.3)	(109.0)	(416.7)
Other administrative expenses	(103.9)	(82.6)	(95.9)	(118.4)	(400.7)
Depreciation and amortisation	(16.6)	(17.8)	(18.2)	(12.1)	(64.7)
Net operating income	195.6	116.9	188.1	155.6	656.1

Net loan-loss provisions	(16.7)	(12.1)	(15.9)	22.9	(21.7)
Other income	4.7	2.6	(9.5)	(12.2)	(14.4)
Income before taxes	183.6	107.4	162.7	166.3	620.0

Net income from ordinary activities	171.0	99.9	149.1	137.5	557.5

Net consolidated income	171.0	99.9	149.1	137.5	557.5

Attributable income to the Group	126.5	70.7	107.0	98.3	402.5

MEXICO
Income statement
Million new mexican peso

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	2,741.7	2,875.9	3,236.6	3,532.8	12,387.0

Income from companies accounted for by the equity method	(0.0)	(0.1)	(0.0)	0.1	0.0
Net fees	1,287.8	1,558.5	1,476.1	1,552.1	5,874.4
Insurance activity	43.8	24.2	55.0	19.1	142.2
Commercial revenue	4,073.3	4,458.5	4,767.6	5,104.1	18,403.5

Gains (losses) on financial transactions	691.4	(683.9)	44.5	(449.1)	(397.2)
Gross operating income	4,764.7	3,774.7	4,812.1	4,655.0	18,006.4

Income from non-financial services (net) and other operating inc.	(145.6)	(138.1)	(174.7)	(180.6)	(639.0)
General administrative expenses	(2,286.8)	(2,087.0)	(2,281.0)	(2,574.5)	(9,229.3)
Personnel	(1,144.8)	(1,142.3)	(1,183.2)	(1,234.6)	(4,704.9)
Other administrative expenses	(1,142.0)	(944.7)	(1,097.8)	(1,339.9)	(4,524.3)
Depreciation and amortisation	(182.6)	(202.4)	(207.9)	(137.7)	(730.5)
Net operating income	2,149.7	1,347.1	2,148.5	1,762.2	7,407.5

Net loan-loss provisions	(183.2)	(138.5)	(181.9)	258.1	(245.4)
Other income	51.7	30.0	(106.2)	(137.9)	(162.4)
Income before taxes	2,018.2	1,238.7	1,860.4	1,882.4	6,999.7

Net income from ordinary activities	1,879.6	1,152.2	1,705.6	1,557.3	6,294.8

Net consolidated income	1,879.6	1,152.2	1,705.6	1,557.3	6,294.8

Attributable income to the Group	1,390.3	816.9	1,223.8	1,113.0	4,544.1

CHILE
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	127.3	159.1	157.0	165.8	609.3

Income from companies accounted for by the equity method	(0.0)	0.3	0.5	(0.3)	0.5
Net fees	50.1	52.2	53.5	60.4	216.2
Insurance activity	3.8	3.9	5.1	5.0	17.8
Commercial revenue	181.3	215.5	216.0	230.9	843.7

Gains (losses) on financial transactions	30.4	8.1	16.3	2.6	57.5
Gross operating income	211.7	223.6	232.4	233.5	901.2

Income from non-financial services (net) and other operating inc.	(1.4)	(1.2)	(1.5)	(0.6)	(4.7)
General administrative expenses	(98.3)	(100.1)	(102.9)	(76.7)	(378.0)
Personnel	(58.4)	(60.6)	(61.2)	(55.1)	(235.3)
Other administrative expenses	(39.9)	(39.6)	(41.6)	(21.6)	(142.7)
Depreciation and amortisation	(15.4)	(16.0)	(14.2)	(13.8)	(59.5)
Net operating income	96.6	106.4	113.8	142.4	459.0

Net loan-loss provisions	(13.8)	(31.4)	(14.3)	(17.3)	(76.7)
Other income	(9.0)	(1.9)	(6.0)	(41.4)	(58.3)
Income before taxes	73.7	73.1	93.5	83.6	324.0

Net income from ordinary activities	59.2	64.3	75.2	68.1	266.7

Net consolidated income	61.4	65.5	77.3	74.3	278.5

Attributable income to the Group	51.9	55.5	65.9	59.5	232.7

CHILE
Income statement
Million dollars

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	159.0	192.2	191.9	213.0	756.1

Income from companies accounted for by the equity method	(0.0)	0.4	0.6	(0.4)	0.6
Net fees	62.6	62.9	65.3	77.5	268.3
Insurance activity	4.8	4.7	6.2	6.4	22.1
Commercial revenue	226.4	260.1	264.0	296.5	1,047.1

Gains (losses) on financial transactions	38.0	9.3	20.0	4.1	71.3
Gross operating income	264.5	269.4	284.0	300.6	1,118.4

Income from non-financial services (net) and other operating inc.	(1.8)	(1.4)	(1.8)	(0.8)	(5.8)
General administrative expenses	(122.8)	(120.5)	(125.7)	(100.1)	(469.1)
Personnel	(73.0)	(72.9)	(74.8)	(71.3)	(292.0)
Other administrative expenses	(49.8)	(47.6)	(50.9)	(28.8)	(177.1)
Depreciation and amortisation	(19.2)	(19.2)	(17.4)	(17.9)	(73.8)
Net operating income	120.6	128.2	139.0	181.8	569.7

Net loan-loss provisions	(17.2)	(38.2)	(17.4)	(22.4)	(95.2)
Other income	(11.3)	(2.1)	(7.3)	(51.7)	(72.4)
Income before taxes	92.1	88.0	114.3	107.7	402.1

Net income from ordinary activities	73.9	77.5	91.9	87.8	331.0

Net consolidated income	76.7	78.9	94.4	95.6	345.6

Attributable income to the Group	64.8	66.9	80.6	76.6	288.8

CHILE
Income statement
Million chilean peso

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	93,578.8	120,125.6	120,317.3	126,988.7	461,010.3

Income from companies accounted for by the equity method	(14.0)	240.8	351.7	(224.4)	354.1
Net fees	36,852.4	39,510.1	40,999.7	46,224.7	163,586.9
Insurance activity	2,807.1	2,943.1	3,901.1	3,811.6	13,462.9
Commercial revenue	133,224.3	162,819.5	165,569.8	176,800.5	638,414.2

Gains (losses) on financial transactions	22,369.4	6,394.5	12,585.4	2,145.5	43,494.8
Gross operating income	155,593.8	169,214.0	178,155.2	178,946.0	681,909.0

Income from non-financial services (net) and other operating inc.	(1,051.6)	(879.3)	(1,158.2)	(453.0)	(3,542.0)
General administrative expenses	(72,263.5)	(75,807.2)	(78,907.8)	(59,053.0)	(286,031.5)
Personnel	(42,939.8)	(45,835.9)	(46,969.9)	(42,295.2)	(178,040.8)
Other administrative expenses	(29,323.7)	(29,971.3)	(31,938.0)	(16,757.8)	(107,990.8)
Depreciation and amortisation	(11,325.3)	(12,085.9)	(10,942.6)	(10,633.0)	(44,986.9)
Net operating income	70,953.3	80,441.7	87,146.5	108,807.0	347,348.5

Net loan-loss provisions	(10,144.6)	(23,574.2)	(11,072.1)	(13,281.4)	(58,072.3)
Other income	(6,635.7)	(1,492.4)	(4,601.7)	(31,409.6)	(44,139.4)
Income before taxes	54,173.1	55,375.0	71,472.7	64,116.0	245,136.8

Net income from ordinary activities	43,470.9	48,620.6	57,498.0	52,238.7	201,828.1

Net consolidated income	45,119.1	49,538.9	59,100.6	56,940.1	210,698.7

Attributable income to the Group	38,115.3	41,987.7	50,421.8	45,583.0	176,107.8

FINANCIAL MANAGEMENT AND EQUITY STAKES
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income (w/o dividends)	(172.0)	(182.8)	(202.2)	(199.0)	(756.1)
Dividends	20.1	147.3	54.7	11.0	233.1
Net interest income	(151.9)	(35.5)	(147.5)	(188.0)	(523.0)

Income from companies accounted for by the equity method	110.1	77.1	123.8	100.7	411.7
Net fees	(7.7)	(3.6)	(10.4)	10.0	(11.7)
Insurance activity	(0.9)	(0.8)	(0.8)	(0.8)	(3.4)
Commercial revenue	(50.4)	37.2	(35.0)	(78.1)	(126.3)

Gains (losses) on financial transactions	70.7	108.3	85.4	(26.1)	238.2
Gross operating income	20.3	145.4	50.4	(104.2)	111.9

Income from non-financial services (net) and other operating inc.	(4.8)	(3.7)	(5.6)	(3.2)	(17.4)
General administrative expenses	(68.1)	(79.0)	(68.4)	(84.4)	(299.8)
Personnel	(34.4)	(40.8)	(44.4)	(73.3)	(192.9)
Other administrative expenses	(33.7)	(38.2)	(24.0)	(11.0)	(106.9)
Depreciation and amortisation	(7.6)	(10.1)	(8.5)	(11.7)	(37.9)
Net operating income	(60.2)	52.6	(32.1)	(203.4)	(243.1)

Net loan-loss provisions	2.7	(22.8)	(44.9)	30.3	(34.6)
Other income	(80.5)	(42.0)	40.5	(142.0)	(224.0)
Income before taxes [ordinary]	(138.0)	(12.1)	(36.5)	(315.2)	(501.8)

Net income from ordinary activities	(22.3)	70.5	55.7	(40.9)	63.1

Net consolidated income [ordinary]	(22.3)	70.5	55.7	(40.9)	63.1

Attributable income to the Group [ordinary]	(51.4)	55.6	34.3	(62.3)	(23.8)

Net extraordinary gains and writedowns	0.0	359.0	472.2	(831.3)	0.0
Attributable income to the Group	(51.4)	414.7	506.5	(893.6)	(23.8)

TOTAL SPAIN
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	873.7	867.9	879.0	897.5	3,518.1

Income from companies accounted for by the equity method	13.8	4.1	6.8	8.1	32.8
Net fees	601.1	629.2	606.1	626.5	2,462.8
Insurance activity	12.0	21.5	19.0	18.0	70.5
Commercial revenue	1,500.7	1,522.7	1,510.8	1,550.0	6,084.2

Gains (losses) on financial transactions	33.4	148.3	65.3	115.5	362.6
Gross operating income	1,534.1	1,671.0	1,576.2	1,665.5	6,446.8

Income from non-financial services (net) and other operating inc.	54.9	63.4	49.5	49.4	217.2
General administrative expenses	(679.7)	(684.0)	(684.9)	(705.2)	(2,753.9)
Personnel	(492.3)	(492.8)	(494.9)	(510.6)	(1,990.7)
Other administrative expenses	(187.4)	(191.2)	(190.0)	(194.6)	(763.2)
Depreciation and amortisation	(101.6)	(102.5)	(101.0)	(108.0)	(413.1)
Net operating income	807.7	947.9	839.7	901.7	3,497.0

Net loan-loss provisions	(178.2)	(245.0)	(223.6)	(237.8)	(884.6)
Other income	(13.5)	14.6	(11.7)	(43.1)	(53.7)
Income before taxes	616.0	717.5	604.3	620.8	2,558.7

Net income from ordinary activities	431.8	505.5	432.9	430.5	1,800.7

Net consolidated income	431.8	505.5	432.9	430.5	1,800.7

Attributable income to the Group	405.1	475.3	414.3	405.2	1,699.9

RETAIL BANKING
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,795.8	1,888.0	1,919.5	1,986.6	7,589.9

Income from companies accounted for by the equity method	15.2	9.2	8.7	8.8	41.9
Net fees	897.4	960.4	949.5	942.9	3,750.3
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	2,708.5	2,857.6	2,877.8	2,938.3	11,382.1

Gains (losses) on financial transactions	79.9	105.9	48.6	89.8	324.2
Gross operating income	2,788.4	2,963.5	2,926.4	3,028.1	11,706.3

Income from non-financial services (net) and other operating inc.	42.7	57.1	37.5	42.0	179.4
General administrative expenses	(1,391.8)	(1,397.6)	(1,409.1)	(1,461.4)	(5,659.9)
Personnel	(875.6)	(887.3)	(892.7)	(937.9)	(3,593.5)
Other administrative expenses	(516.2)	(510.3)	(516.4)	(523.5)	(2,066.4)
Depreciation and amortisation	(175.4)	(182.1)	(184.2)	(192.6)	(734.3)
Net operating income	1,264.0	1,440.8	1,370.6	1,416.1	5,491.5

Net loan-loss provisions	(295.8)	(374.5)	(357.5)	(349.1)	(1,376.8)
Other income	(52.7)	(3.9)	(18.6)	(205.0)	(280.1)
Income before taxes	915.5	1,062.5	994.6	862.0	3,834.6

RETAIL BANKING CONTINENTAL EUROPE
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	1,087.0	1,132.6	1,159.0	1,195.7	4,574.4

Income from companies accounted for by the equity method	13.8	8.8	6.8	8.1	37.4
Net fees	603.2	637.5	616.9	605.9	2,463.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,704.0	1,778.9	1,782.7	1,809.7	7,075.3

Gains (losses) on financial transactions	61.9	74.8	58.2	72.6	267.5
Gross operating income	1,765.9	1,853.7	1,840.9	1,882.3	7,342.8

Income from non-financial services (net) and other operating inc.	52.0	61.1	46.7	47.9	207.7
General administrative expenses	(775.9)	(789.3)	(793.1)	(809.2)	(3,167.4)
Personnel	(545.9)	(553.4)	(557.2)	(568.7)	(2,225.3)
Other administrative expenses	(229.9)	(235.9)	(235.8)	(240.5)	(942.1)
Depreciation and amortisation	(110.9)	(114.5)	(116.4)	(126.2)	(468.0)
Net operating income	931.1	1,010.9	978.1	994.9	3,915.0

Net loan-loss provisions	(226.6)	(290.4)	(273.0)	(305.7)	(1,095.6)
Other income	(38.5)	(12.5)	(11.3)	(34.1)	(96.5)
Income before taxes	666.0	708.0	693.8	655.1	2,723.0

RETAIL BANKING SPAIN
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	794.6	790.6	805.9	833.9	3,224.9

Income from companies accounted for by the equity method	13.8	8.8	6.8	8.1	37.4
Net fees	499.9	521.5	509.6	524.2	2,055.2
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,308.3	1,320.8	1,322.2	1,366.2	5,317.5

Gains (losses) on financial transactions	50.8	91.8	50.0	76.8	269.4
Gross operating income	1,359.0	1,412.6	1,372.2	1,443.0	5,586.9

Income from non-financial services (net) and other operating inc.	55.2	64.0	50.0	49.9	219.1
General administrative expenses	(605.8)	(610.7)	(611.3)	(624.4)	(2,452.1)
Personnel	(445.7)	(447.5)	(448.1)	(457.6)	(1,798.8)
Other administrative expenses	(160.1)	(163.2)	(163.2)	(166.8)	(653.3)
Depreciation and amortisation	(93.1)	(94.6)	(93.5)	(100.0)	(381.2)
Net operating income	715.3	771.4	717.4	768.5	2,972.7

Net loan-loss provisions	(164.4)	(208.2)	(194.6)	(218.0)	(785.2)
Other income	(15.6)	15.0	(12.2)	(40.6)	(53.3)
Income before taxes	535.4	578.2	510.7	509.9	2,134.1

RETAIL BANKING PORTUGAL
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	136.0	157.1	146.7	138.8	578.6

Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.0
Net fees	56.1	60.4	62.1	61.0	239.6
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	192.1	217.5	208.8	199.8	818.1

Gains (losses) on financial transactions	14.8	(24.7)	13.3	4.1	7.4
Gross operating income	206.9	192.8	222.1	203.8	825.6

Income from non-financial services (net) and other operating inc.	(2.9)	(2.5)	(2.9)	(2.4)	(10.7)
General administrative expenses	(101.1)	(99.6)	(101.0)	(101.0)	(402.7)
Personnel	(66.4)	(67.3)	(68.0)	(65.3)	(267.1)
Other administrative expenses	(34.7)	(32.3)	(33.0)	(35.7)	(135.6)
Depreciation and amortisation	(12.0)	(13.7)	(14.4)	(16.1)	(56.2)
Net operating income	90.8	77.0	103.7	84.3	355.9

Net loan-loss provisions	1.3	(19.2)	(26.7)	(30.5)	(75.1)
Other income	(21.7)	(20.7)	3.5	9.1	(29.8)
Income before taxes	70.5	37.1	80.5	63.0	251.0

RETAIL BANKING LATIN AMERICA
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	708.8	755.4	760.5	790.9	3,015.6

Income from companies accounted for by the equity method	1.4	0.4	2.0	0.7	4.5
Net fees	294.3	322.9	332.6	337.0	1,286.8
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,004.5	1,078.7	1,095.1	1,128.6	4,306.9

Gains (losses) on financial transactions	18.0	31.0	(9.6)	17.2	56.7
Gross operating income	1,022.5	1,109.8	1,085.5	1,145.8	4,363.6

Income from non-financial services (net) and other operating inc.	(9.2)	(4.0)	(9.3)	(5.9)	(28.4)
General administrative expenses	(615.9)	(608.3)	(616.0)	(652.2)	(2,492.4)
Personnel	(329.6)	(333.9)	(335.4)	(369.2)	(1,368.1)
Other administrative expenses	(286.3)	(274.5)	(280.5)	(283.0)	(1,124.3)
Depreciation and amortisation	(64.5)	(67.6)	(67.7)	(66.5)	(266.3)
Net operating income	332.9	429.8	392.5	421.2	1,576.5

Net loan-loss provisions	(69.2)	(84.0)	(84.5)	(43.4)	(281.2)
Other income	(14.2)	8.7	(7.2)	(170.9)	(183.7)
Income before taxes	249.5	354.5	300.8	206.9	1,111.6

RETAIL BANKING LATIN AMERICA
Income statement
Million dollars

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	885.2	910.3	929.3	1,017.7	3,742.5

Income from companies accounted for by the equity method	1.8	0.5	2.4	0.9	5.6
Net fees	367.5	389.4	406.4	433.7	1,597.0
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,254.6	1,300.1	1,338.1	1,452.3	5,345.1

Gains (losses) on financial transactions	22.5	37.6	(11.9)	22.0	70.3
Gross operating income	1,277.1	1,337.8	1,326.2	1,474.3	5,415.4

Income from non-financial services (net) and other operating inc.	(11.5)	(4.7)	(11.3)	(7.6)	(35.2)
General administrative expenses	(769.3)	(732.0)	(752.6)	(839.4)	(3,093.2)
Personnel	(411.7)	(402.0)	(409.8)	(474.5)	(1,697.9)
Other administrative expenses	(357.6)	(330.1)	(342.7)	(364.9)	(1,395.3)
Depreciation and amortisation	(80.6)	(81.4)	(82.7)	(85.7)	(330.5)
Net operating income	415.7	519.6	479.6	541.6	1,956.5

Net loan-loss provisions	(86.4)	(101.5)	(103.3)	(57.8)	(349.0)
Other income	(17.7)	10.9	(8.9)	(212.3)	(227.9)
Income before taxes	311.6	429.0	367.4	271.5	1,379.5

RETAIL BANKING BRAZIL
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	258.2	283.0	269.1	262.6	1,072.9

Income from companies accounted for by the equity method	0.1	0.1	0.3	0.3	0.8
Net fees	108.4	106.3	121.9	123.9	460.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	366.6	389.4	391.3	386.8	1,534.1

Gains (losses) on financial transactions	16.7	11.6	(0.3)	22.1	50.1
Gross operating income	383.3	401.0	391.0	408.9	1,584.2

Income from non-financial services (net) and other operating inc.	1.0	2.1	(1.1)	0.6	2.5
General administrative expenses	(241.8)	(236.4)	(236.3)	(280.5)	(995.0)
Personnel	(129.6)	(128.2)	(131.5)	(166.8)	(556.1)
Other administrative expenses	(112.2)	(108.2)	(104.8)	(113.6)	(438.9)
Depreciation and amortisation	(24.2)	(25.1)	(27.4)	(33.4)	(110.1)
Net operating income	118.2	141.6	126.2	95.6	481.6

Net loan-loss provisions	(42.4)	(29.5)	(50.8)	(49.8)	(172.6)
Other income	1.1	(1.7)	17.7	(30.7)	(13.7)
Income before taxes*	76.8	110.3	93.0	15.1	295.3

(*) Normalised from the provision included in Other income which is recovered in taxes, Income before taxes is 67.4 million in the forth quarter and 347.6 million in FY2004

RETAIL BANKING BRAZIL
Income statement
Million dollars

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	322.4	341.2	328.8	339.1	1,331.5

Income from companies accounted for by the equity method	0.1	0.2	0.3	0.4	1.0
Net fees	135.4	127.9	148.9	159.2	571.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	457.9	469.3	478.1	498.6	1,903.9

Gains (losses) on financial transactions	20.8	13.8	(0.4)	27.9	62.1
Gross operating income	478.7	483.1	477.6	526.6	1,966.0

Income from non-financial services (net) and other operating inc.	1.2	2.5	(1.4)	0.8	3.1
General administrative expenses	(302.1)	(284.4)	(288.7)	(359.7)	(1,234.8)
Personnel	(161.9)	(154.2)	(160.6)	(213.4)	(690.1)
Other administrative expenses	(140.2)	(130.1)	(128.1)	(146.3)	(544.7)
Depreciation and amortisation	(30.3)	(30.3)	(33.4)	(42.7)	(136.6)
Net operating income	147.6	170.9	154.2	124.9	597.7

Net loan-loss provisions	(53.0)	(35.2)	(62.1)	(63.8)	(214.2)
Other income	1.3	(2.1)	21.6	(37.8)	(17.0)
Income before taxes*	95.9	133.6	113.6	23.3	366.5

(*) Normalised from the provision included in Other income which is recovered in taxes, Income before taxes is 88.3 million in the forth quarter and 431.5 million in FY2004

RETAIL BANKING BRAZIL
Income statement
Million brazilian real

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	934.2	1,036.3	978.9	948.0	3,897.3

Income from companies accounted for by the equity method	0.3	0.5	1.0	1.2	2.9
Net fees	392.2	389.4	443.3	447.5	1,672.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	1,326.7	1,426.2	1,423.2	1,396.6	5,572.7

Gains (losses) on financial transactions	60.3	42.5	(1.2)	80.2	181.8
Gross operating income	1,387.0	1,468.7	1,422.1	1,476.8	5,754.5

Income from non-financial services (net) and other operating inc.	3.6	7.5	(4.2)	2.1	9.0
General administrative expenses	(875.2)	(866.0)	(859.4)	(1,013.7)	(3,614.3)
Personnel	(469.1)	(469.6)	(478.1)	(603.2)	(2,020.0)
Other administrative expenses	(406.1)	(396.4)	(381.3)	(410.5)	(1,594.3)
Depreciation and amortisation	(87.7)	(92.1)	(99.5)	(120.7)	(399.9)
Net operating income	427.7	518.1	459.0	344.5	1,749.4

Net loan-loss provisions	(153.5)	(108.4)	(184.9)	(180.1)	(627.0)
Other income	3.8	(6.3)	64.3	(111.5)	(49.7)
Income before taxes*	278.0	403.5	338.4	52.9	1,072.7

(*) Normalised from the provision included in Other income which is recovered in taxes, Income before taxes is 242.9 million in the forth quarter and 1,262.7 million in FY'04

RETAIL BANKING MEXICO
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	172.5	177.5	197.1	205.6	752.8

Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	62.1	82.2	77.2	77.0	298.5
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	234.6	259.7	274.4	282.7	1,051.3

Gains (losses) on financial transactions	11.7	3.1	(13.1)	(13.1)	(11.4)
Gross operating income	246.3	262.8	261.3	269.5	1,039.9

Income from non-financial services (net) and other operating inc.	(7.0)	(7.2)	(6.8)	(7.8)	(28.9)
General administrative expenses	(148.3)	(133.9)	(143.0)	(156.9)	(582.2)
Personnel	(72.9)	(72.5)	(73.5)	(73.4)	(292.2)
Other administrative expenses	(75.5)	(61.4)	(69.6)	(83.5)	(290.0)
Depreciation and amortisation	(11.9)	(13.4)	(13.5)	(7.9)	(46.7)
Net operating income	79.0	108.3	97.9	96.9	382.1

Net loan-loss provisions	(10.8)	(7.5)	(10.5)	21.3	(7.4)
Other income	3.7	3.7	(10.1)	(10.4)	(13.1)
Income before taxes	72.0	104.4	77.3	107.8	361.6

RETAIL BANKING MEXICO
Income statement
Million dollars

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	215.5	213.8	240.9	264.1	934.2

Income from companies accounted for by the equity method	(0.0)	(0.0)	(0.0)	0.0	0.0
Net fees	77.6	99.4	94.4	99.2	370.5
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	293.0	313.1	335.3	363.3	1,304.7

Gains (losses) on financial transactions	14.6	3.6	(16.0)	(16.3)	(14.2)
Gross operating income	307.6	316.7	319.2	347.0	1,290.6

Income from non-financial services (net) and other operating inc.	(8.7)	(8.7)	(8.3)	(10.1)	(35.8)
General administrative expenses	(185.3)	(160.9)	(174.8)	(201.6)	(722.5)
Personnel	(91.0)	(87.3)	(89.7)	(94.6)	(362.6)
Other administrative expenses	(94.3)	(73.6)	(85.0)	(107.0)	(359.9)
Depreciation and amortisation	(14.8)	(16.2)	(16.5)	(10.4)	(58.0)
Net operating income	98.7	131.0	119.6	124.9	474.2

Net loan-loss provisions	(13.5)	(9.0)	(12.8)	26.0	(9.2)
Other income	4.7	4.4	(12.4)	(13.0)	(16.2)
Income before taxes	89.9	126.5	94.4	138.0	448.8

RETAIL BANKING MEXICO
Income statement
Million new mexican peso

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	2,368.4	2,435.4	2,754.3	2,989.8	10,547.9

Income from companies accounted for by the equity method	(0.0)	(0.1)	(0.0)	0.1	0.0
Net fees	852.6	1,127.4	1,080.1	1,123.1	4,183.2
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	3,221.0	3,562.7	3,834.3	4,113.0	14,731.1

Gains (losses) on financial transactions	160.0	43.2	(179.4)	(183.9)	(160.1)
Gross operating income	3,381.0	3,605.9	3,654.9	3,929.1	14,571.0

Income from non-financial services (net) and other operating inc.	(96.1)	(98.8)	(95.3)	(114.1)	(404.3)
General administrative expenses	(2,036.6)	(1,837.6)	(2,001.4)	(2,282.2)	(8,157.8)
Personnel	(1,000.4)	(994.9)	(1,027.8)	(1,071.1)	(4,094.2)
Other administrative expenses	(1,036.2)	(842.7)	(973.6)	(1,211.1)	(4,063.6)
Depreciation and amortisation	(163.2)	(183.9)	(189.2)	(118.5)	(654.8)
Net operating income	1,085.2	1,485.7	1,369.0	1,414.3	5,354.1

Net loan-loss provisions	(147.9)	(103.2)	(146.6)	293.4	(104.2)
Other income	51.4	50.7	(138.9)	(146.5)	(183.3)
Income before taxes	988.7	1,433.2	1,083.6	1,561.2	5,066.6

RETAIL BANKING CHILE
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	120.1	144.9	141.8	152.9	559.6

Income from companies accounted for by the equity method	(0.0)	0.3	0.5	(0.3)	0.5
Net fees	35.5	38.6	37.9	41.7	153.7
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	155.5	183.8	180.2	194.2	713.8

Gains (losses) on financial transactions	(4.2)	(0.2)	0.3	(0.7)	(4.8)
Gross operating income	151.4	183.6	180.5	193.5	709.0

Income from non-financial services (net) and other operating inc.	(1.3)	(1.2)	(1.4)	(0.9)	(4.9)
General administrative expenses	(85.4)	(87.1)	(88.6)	(62.2)	(323.3)
Personnel	(51.0)	(53.0)	(52.7)	(46.5)	(203.2)
Other administrative expenses	(34.4)	(34.2)	(35.8)	(15.8)	(120.1)
Depreciation and amortisation	(13.6)	(14.1)	(12.4)	(12.1)	(52.2)
Net operating income	51.0	81.1	78.1	118.3	328.5

Net loan-loss provisions	(12.4)	(27.5)	(12.4)	(20.1)	(72.4)
Other income	(9.0)	(2.1)	(6.0)	(41.3)	(58.4)
Income before taxes	29.7	51.6	59.7	56.8	197.8

RETAIL BANKING CHILE
Income statement
Million dollars

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	150.0	175.0	173.3	196.3	694.5

Income from companies accounted for by the equity method	(0.0)	0.4	0.6	(0.4)	0.6
Net fees	44.3	46.5	46.4	53.5	190.7
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	194.3	221.9	220.2	249.5	885.8

Gains (losses) on financial transactions	(5.2)	(0.2)	0.4	(1.0)	(6.0)
Gross operating income	189.1	221.7	220.6	248.5	879.8

Income from non-financial services (net) and other operating inc.	(1.7)	(1.5)	(1.7)	(1.1)	(6.0)
General administrative expenses	(106.6)	(104.9)	(108.2)	(81.5)	(401.2)
Personnel	(63.7)	(63.8)	(64.4)	(60.2)	(252.1)
Other administrative expenses	(42.9)	(41.1)	(43.8)	(21.3)	(149.1)
Depreciation and amortisation	(17.0)	(17.0)	(15.2)	(15.7)	(64.8)
Net operating income	63.7	98.4	95.5	150.2	407.7

Net loan-loss provisions	(15.5)	(33.4)	(15.1)	(25.8)	(89.8)
Other income	(11.2)	(2.3)	(7.3)	(51.6)	(72.4)
Income before taxes	37.1	62.6	73.0	72.8	245.5

RETAIL BANKING CHILE
Income statement
Million chilean peso

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	88,245.0	109,465.8	108,690.6	117,060.8	423,462.1

Income from companies accounted for by the equity method	(14.0)	240.8	351.7	(224.4)	354.1
Net fees	26,072.7	29,174.8	29,110.1	31,909.9	116,267.6
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	114,303.7	138,881.4	138,152.4	148,746.4	540,083.9

Gains (losses) on financial transactions	(3,058.7)	(199.2)	205.0	(577.8)	(3,630.7)
Gross operating income	111,245.0	138,682.2	138,357.4	148,168.6	536,453.2

Income from non-financial services (net) and other operating inc.	(988.4)	(938.8)	(1,088.8)	(670.6)	(3,686.6)
General administrative expenses	(62,738.2)	(65,959.3)	(67,942.3)	(47,997.6)	(244,637.4)
Personnel	(37,475.7)	(40,091.9)	(40,467.4)	(35,692.5)	(153,727.4)
Other administrative expenses	(25,262.5)	(25,867.5)	(27,474.9)	(12,305.1)	(90,910.0)
Depreciation and amortisation	(10,015.7)	(10,666.5)	(9,552.6)	(9,290.1)	(39,525.0)
Net operating income	37,502.7	61,117.5	59,773.7	90,210.3	248,604.2

Net loan-loss provisions	(9,094.7)	(20,636.3)	(9,628.9)	(15,397.7)	(54,757.6)
Other income	(6,596.0)	(1,638.3)	(4,591.3)	(31,347.2)	(44,172.8)
Income before taxes	21,812.0	38,842.9	45,553.5	43,465.4	149,673.9

ASSET MANAGEMENT AND INSURANCE
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	3.4	4.2	4.6	5.1	17.3

Income from companies accounted for by the equity method	(0.0)	(4.6)	0.0	(0.0)	(4.6)
Net fees	109.3	115.2	113.8	113.5	451.8
Insurance activity	32.3	46.5	41.5	44.4	164.8
Commercial revenue	145.0	161.2	159.9	163.1	629.3

Gains (losses) on financial transactions	3.2	0.2	4.1	3.6	11.1
Gross operating income	148.2	161.4	164.1	166.7	640.4

Income from non-financial services (net) and other operating inc.	(0.2)	2.3	(1.5)	0.2	0.8
General administrative expenses	(58.2)	(61.8)	(64.0)	(65.7)	(249.8)
Personnel	(35.8)	(37.9)	(38.3)	(38.9)	(150.8)
Other administrative expenses	(22.3)	(24.0)	(25.8)	(26.8)	(98.9)
Depreciation and amortisation	(3.9)	(4.8)	(3.4)	(3.9)	(16.0)
Net operating income	86.0	97.0	95.1	97.3	375.4

Net loan-loss provisions	(1.3)	1.8	0.8	0.3	1.6
Other income	0.6	(2.1)	0.8	(5.5)	(6.1)
Income before taxes	85.4	96.7	96.8	92.2	370.9

GLOBAL WHOLESALE BANKING
Income statement
Million euros

	2004

	Q1	Q2	Q3	Q4	2004

Net interest income	195.7	161.9	171.0	148.4	677.0

Income from companies accounted for by the equity method	0.0	0.0	0.0	0.0	0.0
Net fees	102.6	102.2	88.7	98.8	392.4
Insurance activity	0.0	0.0	0.0	0.0	0.0
Commercial revenue	298.4	264.2	259.7	247.2	1,069.4

Gains (losses) on financial transactions	164.3	110.8	127.3	124.8	527.2
Gross operating income	462.6	374.9	387.0	372.1	1,596.6

Income from non-financial services (net) and other operating inc.	(5.3)	(5.9)	(6.0)	(6.0)	(23.1)
General administrative expenses	(115.4)	(118.9)	(118.8)	(132.2)	(485.2)
Personnel	(70.9)	(71.6)	(72.6)	(83.6)	(298.8)
Other administrative expenses	(44.5)	(47.3)	(46.2)	(48.6)	(186.5)
Depreciation and amortisation	(13.2)	(12.2)	(12.4)	(12.6)	(50.4)
Net operating income	328.8	237.9	249.8	221.3	1,037.8

Net loan-loss provisions	(33.8)	(41.0)	(69.5)	(18.7)	(163.0)
Other income	(5.3)	6.5	0.3	1.2	2.8
Income before taxes	289.7	203.4	180.6	203.9	877.6

TOTAL GROUP. Loans and credits
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

				w/o Abbey	with Abbey

Public sector	5,626	6,382	6,208	4,264	4,264
Private sector	110,053	114,216	118,912	124,807	124,807
Secured loans	51,655	53,388	57,072	59,826	59,826
Other loans	58,398	60,828	61,841	64,982	64,982
Non-resident sector	72,555	75,232	80,303	78,671	236,306
Secured loans	20,636	20,432	21,470	19,450	152,541
Other loans	51,919	54,801	58,833	59,221	83,765
Gross loans and credits	188,235	195,831	205,423	207,742	365,377

Credit loss allowance	4,775	5,108	5,460	5,837	6,853
Net loans and credits	183,460	190,722	199,964	201,906	358,524

Pro memoria: Doubtful loans	2,990	3,009	3,052	3,060	4,191
Public sector	3	1	1	3	3
Other residents	955	903	886	999	999
Non-residents	2,033	2,105	2,165	2,058	3,189

TOTAL GROUP. Customer funds under management
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

				w/o Abbey	with Abbey

Public sector	11,467	10,504	12,401	13,998	13,998
Other residents	83,194	84,631	83,793	86,234	86,234
Demand deposits	42,306	44,753	43,908	44,259	44,259
Time deposits	21,422	21,475	23,007	24,258	24,258
REPOs	19,275	18,281	16,750	17,592	17,592
Other	191	121	129	125	125
Non-resident sector	75,905	75,402	74,217	76,588	189,941
Demand deposits	28,314	28,092	28,896	29,866	95,263
Time deposits	25,739	25,489	25,581	25,701	49,594
REPOs	7,891	7,424	5,595	6,004	17,128
Public sector	2,225	2,536	2,036	2,616	2,616
Other	11,735	11,860	12,109	12,401	25,339
Customer deposits	170,566	170,538	170,412	176,820	290,173

Debt securities	47,529	48,196	50,950	54,582	106,916
Subordinated debt	12,759	12,220	13,194	13,471	22,178
Insurance liabilities	9,343	5,658	6,844	7,101	41,568
On-balance-sheet customer funds	240,197	236,613	241,400	251,974	460,835

Mutual funds	87,172	89,773	90,665	92,779	94,125
Pension plans	20,533	20,316	20,999	21,679	34,873
Managed portfolios	9,692	10,005	10,725	10,997	10,997
Off-balance-sheet customer funds	117,397	120,094	122,389	125,454	139,995

Total customer funds under management	357,594	356,708	363,789	377,428	600,830

TOTAL GROUP. Credit risk management (*)
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

				w/o Abbey	with Abbey

Non-performing loans	2,924	2,909	2,933	2,982	4,099
NPL ratio (%)	1.33	1.28	1.23	1.23	1.02
Credit loss allowances	4,938	5,256	5,573	5,800	6,821
Specific	2,427	2,429	2,462	2,515	3,012
General-purpose	2,510	2,827	3,111	3,286	3,809
NPL coverage (%)	168.87	180.70	190.02	194.52	166.42

(*) Excluding country-risk
Note: NPL ratio: Non-performing loans / computable assets

OPERATING BUSINESS AREAS
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

				w/o Abbey	with Abbey

Loans and credits	187,532	194,372	203,468	206,676	364,311

Customer deposits	159,972	162,221	160,352	170,463	283,815
Marketable debt securities	21,163	21,973	24,180	25,228	77,561
Subordinated debt	2,267	2,244	2,225	2,375	11,082
Insurance liabilities	9,343	5,658	6,844	7,101	41,568
On-balance-sheet customer funds	192,745	192,096	193,602	205,166	414,027

Mutual funds	87,172	89,773	90,665	92,779	94,125
Pension plans	20,533	20,316	20,999	21,679	34,873
Managed portfolios	9,692	10,005	10,725	10,997	10,997
Off-balance-sheet customer funds	117,397	120,094	122,389	125,454	139,995

Total customer funds under management	310,142	312,190	315,991	330,620	554,022

CONTINENTAL EUROPE
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	154,975	160,364	167,579	170,478

Customer deposits	114,686	117,848	116,802	124,744
Marketable debt securities	15,774	17,204	17,929	20,026
Subordinated debt	1,750	1,727	1,693	1,666
Insurance liabilities	8,520	4,813	5,870	6,046
On-balance-sheet customer funds	140,730	141,592	142,294	152,483

Mutual funds	73,356	76,098	75,899	78,394
Pension plans	7,588	7,591	7,630	8,322
Managed portfolios	4,386	4,574	5,153	5,724
Off-balance-sheet customer funds	85,330	88,264	88,682	92,439

Total customer funds under management	226,060	229,856	230,975	244,922

SANTANDER CENTRAL HISPANO NETWORK
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	66,857	69,287	72,173	71,256

Customer deposits	41,516	42,374	42,276	42,653
Marketable debt securities	447	295	38	30
Subordinated debt	0	0	0	0
Insurance liabilities	0	0	0	0
On-balance-sheet customer funds	41,962	42,669	42,314	42,683

Mutual funds	40,146	40,673	40,488	42,141
Pension plans	4,770	4,775	4,793	5,243
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	44,916	45,447	45,281	47,385

Total customer funds under management	86,878	88,116	87,595	90,067

BANESTO
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	33,689	35,616	36,907	39,944

Customer deposits	27,698	29,661	30,000	30,432
Marketable debt securities	7,043	7,668	9,319	11,519
Subordinated debt	1,271	1,272	1,267	1,243
Insurance liabilities	2,203	2,311	2,395	2,395
On-balance-sheet customer funds	38,215	40,912	42,981	45,590

Mutual funds	10,833	11,151	11,209	11,399
Pension plans	1,214	1,220	1,221	1,327
Managed portfolios	238	260	300	383
Off-balance-sheet customer funds	12,285	12,631	12,730	13,108

Total customer funds under management	50,501	53,543	55,711	58,698

SANTANDER CONSUMER
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	17,914	18,832	21,895	23,322

Customer deposits	10,482	11,075	11,255	11,592
Marketable debt securities	2,442	2,055	2,713	2,775
Subordinated debt	129	116	116	116
Insurance liabilities	0	0	0	0
On-balance-sheet customer funds	13,053	13,245	14,084	14,482

Mutual funds	193	196	213	219
Pension plans	20	20	20	24
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	213	216	233	243

Total customer funds under management	13,266	13,461	14,317	14,725

PORTUGAL
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	18,376	18,939	18,937	16,543

Customer deposits	11,520	12,030	11,415	12,526
Marketable debt securities	3,480	4,326	4,035	3,926
Subordinated debt	350	339	310	307
Insurance liabilities	1,596	1,696	1,864	2,013
On-balance-sheet customer funds	16,945	18,391	17,625	18,772

Mutual funds	4,675	4,795	4,905	5,029
Pension plans	872	860	848	946
Managed portfolios	1,710	1,835	2,002	2,152
Off-balance-sheet customer funds	7,256	7,490	7,756	8,128

Total customer funds under management	24,202	25,881	25,381	26,900

UNITED KINGDOM (ABBEY)
Business volumes

	31.12.04
	Mill. EUR	Mill. GBP

Loans and credits	157,635	111,141

Customer deposits	113,353	79,919
Marketable debt securities	52,333	36,898
Subordinated debt	8,707	6,139
Insurance liabilities	34,468	24,301
On-balance-sheet customer funds	208,861	147,258

Mutual funds	1,346	949
Pension plans	13,194	9,303
Managed portfolios	0	0
Off-balance-sheet customer funds	14,541	10,252

Total customer funds under management	223,402	157,510

LATIN AMERICA
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	32,557	34,008	35,889	36,197

Customer deposits	45,286	44,372	43,550	45,718
Marketable debt securities	5,390	4,769	6,251	5,201
Subordinated debt	517	517	532	709
Insurance liabilities	822	846	975	1,054
On-balance-sheet customer funds	52,015	50,504	51,308	52,683

Mutual funds	13,817	13,674	14,766	14,385
Pension plans	12,945	12,726	13,369	13,357
Managed portfolios	5,306	5,431	5,572	5,272
Off-balance-sheet customer funds	32,067	31,831	33,707	33,014

Total customer funds under management	84,082	82,335	85,015	85,698

LATIN AMERICA
Business volumes
Million dollars

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	39,798	41,337	44,535	49,305

Customer deposits	55,357	53,934	54,041	62,273
Marketable debt securities	6,588	5,797	7,757	7,085
Subordinated debt	632	628	661	966
Insurance liabilities	1,005	1,028	1,209	1,436
On-balance-sheet customer funds	63,584	61,387	63,668	71,760

Mutual funds	16,890	16,621	18,323	19,594
Pension plans	15,823	15,468	16,590	18,193
Managed portfolios	6,486	6,601	6,914	7,182
Off-balance-sheet customer funds	39,199	38,690	41,827	44,969

Total customer funds under management	102,782	100,078	105,496	116,729

BRAZIL
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	4,896	5,113	5,822	6,032

Customer deposits	5,268	5,074	5,847	6,616
Marketable debt securities	742	676	667	476
Subordinated debt	0	0	0	0
Insurance liabilities	403	421	546	631
On-balance-sheet customer funds	6,413	6,171	7,060	7,723

Mutual funds	6,652	6,474	7,022	6,973
Pension plans	0	0	0	0
Managed portfolios	339	338	378	382
Off-balance-sheet customer funds	6,991	6,811	7,399	7,355

Total customer funds under management	13,404	12,983	14,459	15,079

BRAZIL
Business volumes
Million dollars

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	5,985	6,215	7,225	8,216

Customer deposits	6,440	6,168	7,255	9,012
Marketable debt securities	907	822	827	648
Subordinated debt	0	0	0	0
Insurance liabilities	493	512	678	860
On-balance-sheet customer funds	7,840	7,501	8,760	10,520

Mutual funds	8,131	7,869	8,713	9,498
Pension plans	0	0	0	0
Managed portfolios	414	411	469	520
Off-balance-sheet customer funds	8,545	8,279	9,182	10,019

Total customer funds under management	16,385	15,781	17,942	20,539

BRAZIL
Business volumes
Million brazilian real

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	17,416	19,354	20,580	21,823

Customer deposits	18,739	19,207	20,667	23,937
Marketable debt securities	2,639	2,559	2,356	1,722
Subordinated debt	0	0	0	0
Insurance liabilities	1,435	1,593	1,930	2,283
On-balance-sheet customer funds	22,813	23,359	24,954	27,941

Mutual funds	23,662	24,503	24,819	25,228
Pension plans	0	0	0	0
Managed portfolios	1,204	1,279	1,335	1,382
Off-balance-sheet customer funds	24,867	25,782	26,154	26,610

Total customer funds under management	47,680	49,141	51,108	54,551

MEXICO
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	9,786	9,676	10,126	10,088

Customer deposits	18,115	18,065	15,629	16,569
Marketable debt securities	1,803	1,319	2,968	2,081
Subordinated debt	0	0	0	18
Insurance liabilities	39	40	42	42
On-balance-sheet customer funds	19,956	19,424	18,639	18,710

Mutual funds	3,947	3,947	4,189	4,072
Pension plans	2,667	2,586	2,679	2,591
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	6,613	6,533	6,868	6,663

Total customer funds under management	26,569	25,958	25,506	25,373

MEXICO
Business volumes
Million dollars

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	11,963	11,762	12,566	13,741

Customer deposits	22,144	21,958	19,394	22,569
Marketable debt securities	2,204	1,604	3,682	2,834
Subordinated debt	0	0	0	25
Insurance liabilities	47	49	53	58
On-balance-sheet customer funds	24,394	23,610	23,129	25,485

Mutual funds	4,824	4,798	5,198	5,546
Pension plans	3,260	3,144	3,324	3,529
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	8,084	7,941	8,522	9,075

Total customer funds under management	32,478	31,552	31,651	34,561

MEXICO
Business volumes
Million new mexican peso

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	133,694	136,153	143,049	153,616

Customer deposits	247,478	254,187	220,781	252,316
Marketable debt securities	24,626	18,565	41,920	31,682
Subordinated debt	0	0	0	279
Insurance liabilities	528	562	598	643
On-balance-sheet customer funds	272,632	273,314	263,299	284,920

Mutual funds	53,916	55,538	59,172	62,002
Pension plans	36,430	36,391	37,843	39,456
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	90,346	91,930	97,015	101,458

Total customer funds under management	362,978	365,243	360,314	386,378

CHILE
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	9,862	10,046	10,519	10,490

Customer deposits	8,897	8,215	8,982	9,171
Marketable debt securities	1,898	1,752	1,685	1,774
Subordinated debt	517	517	532	691
Insurance liabilities	23	24	26	27
On-balance-sheet customer funds	11,335	10,508	11,226	11,663

Mutual funds	1,801	1,938	2,168	1,921
Pension plans	4,623	4,601	4,917	5,091
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	6,424	6,540	7,085	7,012

Total customer funds under management	17,759	17,048	18,311	18,675

CHILE
Business volumes
Million dollars

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	12,055	12,211	13,053	14,289

Customer deposits	10,876	9,986	11,146	12,491
Marketable debt securities	2,320	2,129	2,091	2,417
Subordinated debt	632	628	661	941
Insurance liabilities	28	29	32	37
On-balance-sheet customer funds	13,856	12,773	13,930	15,887

Mutual funds	2,202	2,356	2,691	2,616
Pension plans	5,651	5,593	6,102	6,934
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	7,853	7,949	8,792	9,551

Total customer funds under management	21,708	20,722	22,722	25,437

CHILE
Business volumes
Million chilean peso

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	7,426,006	7,747,621	7,913,224	7,969,466

Customer deposits	6,699,388	6,336,007	6,757,418	6,967,078
Marketable debt securities	1,429,093	1,351,035	1,267,674	1,347,958
Subordinated debt	389,516	398,733	400,442	525,018
Insurance liabilities	16,963	18,443	19,545	20,726
On-balance-sheet customer funds	8,534,959	8,104,219	8,445,080	8,860,780

Mutual funds	1,356,352	1,494,865	1,631,203	1,459,179
Pension plans	3,481,007	3,548,819	3,699,192	3,867,705
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	4,837,359	5,043,684	5,330,395	5,326,885

Total customer funds under management	13,372,318	13,147,903	13,775,475	14,187,665

FINANCIAL MANAGEMENT AND EQUITY STAKES
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	702	1,458	1,955	1,066

Customer deposits	10,594	8,317	10,059	6,357
Marketable debt securities	26,366	26,224	26,770	29,355
Subordinated debt	10,492	9,976	10,969	11,096
Insurance liabilities	0	0	0	0
On-balance-sheet customer funds	47,452	44,517	47,798	46,808

Mutual funds	0	0	0	0
Pension plans	0	0	0	0
Managed portfolios	0	0	0	0
Off-balance-sheet customer funds	0	0	0	0

Total customer funds under management	47,452	44,517	47,798	46,808

TOTAL SPAIN
Business volumes
Million euros

	31.03.04	30.06.04	30.09.04	31.12.04

Loans and credits	121,384	126,118	130,058	134,739

Customer deposits	89,302	91,994	90,567	97,388
Marketable debt securities	9,890	9,584	11,554	13,897
Subordinated debt	1,271	1,272	1,267	1,243
Insurance liabilities	6,925	3,924	4,005	4,034
On-balance-sheet customer funds	107,387	106,775	107,392	116,561

Mutual funds	68,681	71,303	70,994	73,145
Pension plans	6,717	6,731	6,781	7,333
Managed portfolios	2,676	2,740	3,151	3,572
Off-balance-sheet customer funds	78,073	80,773	80,926	84,050

Total customer funds under management	185,461	187,548	188,319	200,611

TOTAL GROUP. Balance sheet
Million euros

	31.12.04

	w/o Abbey	with Abbey

Assets
Cash on hand and deposits at central banks	8,121	8,801
Trading portfolio	31,222	83,032
Debt securities	22,380	56,736
Equities	2,803	4,470
Other	6,038	21,826
Other financial assets at fair value	96	96
Available-for-sale financial assets	54,114	75,141
Debt securities	46,380	58,397
Equities	7,734	16,744
Loans	246,044	420,886
Deposits at credit institutions	37,443	55,289
Loans and credits	201,906	358,524
Other	6,695	7,072
Investments	16,253	3,748
Intangible assets and property and equipment	5,834	10,980
Goodwill	4,827	15,090
Insurance and reinsurance assets	2,648	5,208
Other	22,627	38,129
Total assets	391,785	661,113

Liabilities and shareholders' equity
Trading portfolio	11,983	33,795
Financial liabilities at amortized cost	307,917	509,259
Due to central banks and credit institutions	57,763	84,301
Customer deposits	176,820	290,173
Marketable debt securities	54,582	106,916
Subordinated debt	13,471	22,178
Other financial liabilities	5,281	5,691
Insurance liabilities	7,101	41,568
Provisions	13,690	15,660
Other liability accounts	9,750	16,708
Preferred securities	4,830	7,623
Minority interests	2,085	2,085
Equity adjustments by valuation	1,792	1,778
Capital stock	3,127	3,127
Reserves	27,215	27,215
Net income attributable to the Group	3,606	3,606
Less: dividends	(1,311)	(1,311)
Total liabilities and shareholders' equity	391,785	661,113

Off-balance-sheet managed funds	125,454	139,995

Total managed funds	517,239	801,108

CONTINENTAL EUROPE
Million euros

Balance sheet 31.12.04

	Total	Red SAN	Banesto	Santander Consumer	Portugal

Loans and credits	166,828	70,018	39,105	22,632	16,067
Trading portfolio	15,877	0	2,547	2	530
Available-for-sale financial assets	18,824	1	8,160	61	9,373
Due from credit institutions	75,812	179	13,468	9,893	12,864
Intangible assets and property and equipment	3,932	1,592	1,346	400	435
Other assets	21,898	1,732	5,730	1,041	3,198
Total assets/liabilities & shareholders' equity	303,171	73,522	70,357	34,028	42,467

Customer deposits	124,744	42,653	30,432	11,592	12,526
Marketable debt securities	20,026	30	11,519	2,775	3,926
Subordinated debt	1,666	0	1,243	116	307
Insurance liabilities	6,046	0	2,395	0	2,013
Due to credit institutions	83,561	62	14,693	17,939	19,140
Other liabilities	55,253	25,220	7,745	1,123	3,242
Shareholders' equity	11,874	5,557	2,330	484	1,312
Off-balance-sheet funds	92,439	47,385	13,108	243	8,128

Mutual funds	78,394	42,141	11,399	219	5,029
Pension funds	8,322	5,243	1,327	24	946
Managed portfolios	5,724	0	383	0	2,152
Total customer funds under management	244,922	90,067	58,698	14,725	26,900

Total managed funds	395,610	120,907	83,466	34,271	50,595

UNITED KINGDOM (ABBEY)

Balance sheet 31.12.04

	million EUR	million GBP

Loans and credits	156,619	110,424
Trading portfolio	51,810	36,529
Available-for-sale financial assets	21,028	14,826
Due from credit institutions	17,846	12,583
Intangible assets and property and equipment	5,147	3,629
Other assets	19,149	13,501
Total assets/liabilities & shareholders' equity	271,598	191,490

Customer deposits	113,353	79,919
Marketable debt securities	52,333	36,898
Subordinated debt	8,707	6,139
Insurance liabilities	34,468	24,301
Due to credit institutions	26,604	18,757
Other liabilities	33,857	23,871
Shareholders' equity	2,277	1,605
Off-balance-sheet funds	14,541	10,252

Mutual funds	1,346	949
Pension funds	13,194	9,303
Managed portfolios	0	0
Total customer funds under management	223,402	157,510

Total managed funds	286,139	201,742

LATIN AMERICA
Million euros

Balance sheet 31.12.04

	Total	Brazil	Mexico	Chile

Loans and credits	34,585	5,686	9,801	9,985
Trading portfolio	14,304	1,564	10,603	1,541
Available-for-sale financial assets	13,873	5,417	3,656	1,262
Due from credit institutions	21,247	5,790	9,578	1,723
Intangible assets and property and equipment	1,163	360	275	266
Other assets	10,294	4,210	2,662	1,748
Total assets/liabilities & shareholders' equity	95,466	23,027	36,576	16,525

Customer deposits	45,718	6,615	16,569	9,171
Marketable debt securities	5,201	476	2,081	1,774
Subordinated debt	709	0	18	691
Insurance liabilities	1,054	631	42	27
Due to credit institutions	21,980	4,053	13,386	3,062
Other liabilities	9,023	4,695	2,072	885
Shareholders' equity	11,780	6,558	2,407	915
Off-balance-sheet funds	33,014	7,355	6,663	7,012

Mutual funds	14,385	6,973	4,072	1,921
Pension funds	13,357	0	2,591	5,091
Managed portfolios	5,272	382	0	0
Total customer funds under management	85,698	15,077	25,373	18,675

Total managed funds	128,481	30,382	43,238	23,537

LATIN AMERICA
Million dollars

Balance sheet 31.12.04

	Total	Brazil	Mexico	Chile

Loans and credits	47,108	7,745	13,350	13,601
Trading portfolio	19,483	2,130	14,443	2,099
Available-for-sale financial assets	18,896	7,378	4,980	1,719
Due from credit institutions	28,940	7,887	13,046	2,347
Intangible assets and property and equipment	1,585	490	374	362
Other assets	14,022	5,735	3,626	2,381
Total assets/liabilities & shareholders' equity	130,034	31,365	49,820	22,509

Customer deposits	62,273	9,010	22,569	12,491
Marketable debt securities	7,085	648	2,834	2,417
Subordinated debt	966	0	25	941
Insurance liabilities	1,436	860	58	37
Due to credit institutions	29,939	5,521	18,233	4,171
Other liabilities	12,290	6,394	2,823	1,206
Shareholders' equity	16,045	8,932	3,278	1,246
Off-balance-sheet funds	44,969	10,019	9,075	9,551

Mutual funds	19,594	9,498	5,546	2,616
Pension funds	18,193	0	3,529	6,934
Managed portfolios	7,182	520	0	0
Total customer funds under management	116,729	20,536	34,561	25,437

Total managed funds	175,003	41,384	58,895	32,060

LATIN AMERICA
Million Local Currency

Balance sheet 31.12.04

	Brazil (BRL)	Mexico (MXN)	Chile (CLP)

Loans and credits	20,570	149,252	7,585,837
Trading portfolio	5,658	161,465	1,170,554
Available-for-sale financial assets	19,596	55,680	959,038
Due from credit institutions	20,948	145,846	1,309,248
Intangible assets and property and equipment	1,302	4,187	201,857
Other assets	15,231	40,543	1,327,831
Total assets/liabilities & shareholders' equity	83,305	556,972	12,554,365

Customer deposits	23,930	252,316	6,967,078
Marketable debt securities	1,722	31,682	1,347,958
Subordinated debt	0	279	525,018
Insurance liabilities	2,283	643	20,726
Due to credit institutions	14,663	203,842	2,326,382
Other liabilities	16,984	31,560	672,372
Shareholders' equity	23,724	36,650	694,831
Off-balance-sheet funds	26,610	101,458	5,326,885

Mutual funds	25,228	62,002	1,459,179
Pension funds	0	39,456	3,867,705
Managed portfolios	1,382	0	0
Total customer funds under management	54,545	386,378	14,187,665

Total managed funds	109,915	658,430	17,881,250

FINANCIAL MANAGEMENT AND EQUITY STAKES
Million euros

Balance sheet 31.12.04

Trading portfolio	1,041
Available-for-sale financial assets	21,417
Investments in non-Group companies	3,529
Goodwill	15,025
Liquidity lent to the Group	29,888
Capital assigned to the Group	25,931
Other assets	19,297
Total assets/liabilities & shareholders' equity	116,128

REPOs	6,357
Marketable debt securities	29,355
Subordinated debt	11,096
Preferred securities	3,985
Other liabilities	34,993
Group capital and reserves	30,342
Off-balance-sheet funds	0

Mutual funds	0
Pension plans	0
Managed portfolios	0
Total customer funds under management	50,793

TOTAL SPAIN
Million euros

Balance sheet 31.12.04

Loans and credits	132,087
Trading portfolio	15,174
Available-for-sale financial assets	8,690
Due from credit institutions	45,395
Intangible assets and property and equipment	3,394
Other assets	17,843
Total assets/liabilities & shareholders' equity	222,583

Customer deposits	97,388
Marketable debt securities	13,897
Subordinated debt	1,243
Insurance liabilities	4,034
Due to credit institutions	46,114
Other liabilities	50,558
Shareholders' equity	9,349
Off-balance-sheet funds	84,050

Mutual funds	73,145
Pension funds	7,333
Managed portfolios	3,572
Total customer funds under management	200,611

Total managed funds	306,633

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: April 13, 2006	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President